EXHIBIT 2.1

MEMBERSHIP INTERESTS PURCHASE AGREEMENT

by and among

Quadrant Metals Technologies LLC,

Doug McCarron, and

Dianna Quasha

As Sellers

and

Winchester Electronics Corporation

As Purchaser

Dated as of September 30, 2016

i

4.2	Access	28
4.3	Authorization	28
4.4	No Conflicts	28
4.5	Governmental Approvals and Filings	29
4.6	Brokers	29
4.7	Acquisition of Interests	29
4.8	Non-Reliance of Purchaser	29
Section 5.	Covenants of Both Parties	30
5.1	Confidentiality	30
5.2	Public Announcements	31
Section 6.	Other Covenants.	31
6.1	Further Assurances	31
6.2	Access to Records After Closing	31
6.3	Tax Matters	32
6.4	Directors’ and Officers’ Indemnification and Insurance	35
6.5	Release	35
Section 7.	Indemnification and Related Matters.	36
7.1	Indemnification by Sellers	36
7.2	Indemnification by Purchaser	36
7.3	Expiration of Representations, Warranties and Covenants	37
7.4	Indemnification Claims	37
7.5	Defense of Third Party Actions	37
7.6	Subrogation	38
7.7	Exclusivity	39
7.8	Characterization of Indemnification Payment	39
Section 8.	Miscellaneous Provisions.	39
8.1	Expenses	39
8.2	Waiver	39
8.3	Disclosure Schedule	40
8.4	Exclusivity of Agreement	40
8.5	Inurement	41
8.6	Governing Law	41
8.7	Venue, Jurisdiction and Forum	41
8.8	Time of the Essence	41
8.9	Notices	41
8.10	Table of Contents and Headings	43
8.11	Assignment	43
8.12	Counterparts; Facsimile Signatures	43
8.13	Severability	43
8.14	Entire Agreement	43
8.15	Waiver	43
8.16	Amendments	44
8.17	Interpretation of Agreement	44

ii

Schedule A	Membership Interests
Schedule 1.1	Pro Forma Working Capital Calculation
EXHIBIT A	Employment Agreement
EXHIBIT B	Noncompete Agreements
EXHIBIT C	Transition Services Agreement

Disclosure Schedule

iii

MEMBERSHIP INTERESTS PURCHASE AGREEMENT

THIS MEMBERSHIP INTERESTS PURCHASE AGREEMENT (this “Agreement”) is entered into as of September 30, 2016, by and among Quadrant Metals Technologies LLC, a Delaware limited liability company (“Quadrant”) a wholly-owned subsidiary of ARC Group Worldwide, Inc., a Utah corporation (“Parent”), Doug McCarron (“McCarron”) and Diana Quasha (“Quasha” and collectively with McCarron and Quadrant, “Sellers” and each individually, a “Seller”), and Winchester Electronics Corporation, a Delaware corporation (“Purchaser”).

RECITALS

A. Sellers own all of the membership interests (the “Interests”) of Tekna Seal LLC, a Florida limited liability company (the “Company”).
B. Purchaser wishes to acquire one hundred percent (100%) of the Interests from Sellers, in the respective amounts set forth on Schedule A attached hereto, on the terms set forth in this Agreement.

Agreement

In consideration of the covenants and agreements contained herein and the other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and Sellers agree as follows:

Section 1. Defined Terms.
1.1 Definitions. For purposes of this Agreement (including the Disclosure Schedule) the following terms have the meanings ascribed to them in this Section 1.1:

“Affiliate” means, with respect to a Person, any other Person who directly or indirectly owns or controls, or is owned or controlled by, or is under direct or indirect common ownership or control with such Person.  Without limiting the generality of the foregoing, a Person shall be deemed to “own” another Person if it owns, directly or indirectly, more than 50% of the capital stock or other equity interest of such other Person.

“Applicable Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation that is, as of the date of this Agreement, issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise in effect by or under the authority of any Governmental Body.

“Business” means the business of the Company consisting of designing, manufacturing, marketing and selling of hermetically sealed glass-to-metal and ceramic-to-metal feedthroughs, connectors, headers and optical windows.

“Business Day” means any day other than a Saturday, Sunday or a day in which banks in Florida or Connecticut are not open for business.

“Change of Control Obligation” means any payment that is or becomes due or owing by the Company as a result of the consummation of the sale of the Interests, including, any change of control, retention bonus, severance or other special payments owed to any employees of the Company

“Charter Documents” with respect to any particular entity shall mean:  (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the certificate of formation or articles of organization and the limited liability company agreement or operating agreement; (e) if another type of Entity, any other charter or similar document adopted or filed in connection with the creation, formation or organization of an Entity; (f) all shareholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Entity, or relating to the rights, duties and obligations of the equity holders of any Entity; and (g) any amendment or supplement to any of the foregoing.

“Claim Period” means the twelve-month period until the first anniversary of the Closing Date.

“Closing Date” means the date of this Agreement.

“Closing Date Tax Benefits” means the Income Tax deductions of Sellers arising on or prior to the Closing Date from or relating to the payment of the Transaction Expenses of Sellers on or prior to the Closing Date, but only to the extent any such deductions are permitted under the Code or applicable U.S. Treasury Regulations for the tax period ending on the Closing Date.

“Closing Indebtedness” means all outstanding Indebtedness of the Company as of the Closing Date, other than Permitted Indebtedness.

“Closing Indebtedness Payoff Amount” means the aggregate amount of Closing Indebtedness.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any and all information, whether technical, business, proprietary, financial or otherwise, of or relating to a party, its Affiliates or its business that reasonably appears to be proprietary or confidential in nature because of legends or other markings, the nature of the information itself or the circumstances of disclosure, whether such information is disclosed in writing, through electronic media, orally, visually or in any other form.

“Contemplated Transactions” means the sale of the Interests and all other transactions and matters contemplated by this Agreement and the other Transaction Agreements.

“Contract” shall mean any contract, agreement, loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, franchise, Permit, lease, joint venture or other instrument, obligation, understanding, right or arrangement.

“Damages” means all actual out-of-pocket losses, damages (but excluding punitive damages, consequential damages, exemplary damages, incidental damages and any lost profits and decline in value), liabilities, claims, demands, settlements, judgment awards, fines, penalties, fees (including any reasonable attorneys’ fees), charges or costs.  Notwithstanding the foregoing, for the purposes of computing the amount of Damages incurred by any Person:  (a) there shall be deducted an amount equal to the amount of any net tax benefit directly or indirectly received or receivable by such Person or any of such Person’s Affiliates in connection with such Damages or the circumstances giving rise thereto; and (b) there shall be deducted an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments, or reimbursements directly or indirectly received or receivable by such Person or any of such Person’s Affiliates in connection with such Damages or the circumstances giving rise thereto.

“Disclosure Schedule” means the Disclosure Schedule attached to this Agreement.  The contents of each of the contracts and other documents referred to in the Disclosure Schedule shall be deemed to be incorporated and referred to in the Disclosure Schedule as though set forth in full therein.

“Due Inquiry” means inquiry of Parent, Quadrant or Company employees having responsibility relating to the relevant matter.

“Employee Plan” means any plan, program, agreement, policy or arrangement, whether or not reduced to writing, and whether covering a single individual or a group of individuals, that is (a) a welfare plan within the meaning of Section 3(1) of ERISA, (b) a pension benefit plan within the meaning of Section 3(2) of ERISA, (c) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right, profit sharing or similar equity-based plan or agreement, or (d) any other deferred-compensation, retirement, severance, retention, change-in-control, leave, vacation, welfare-benefit, bonus, incentive or fringe-benefit plan, program, agreement or arrangement.

“Employment Agreement” means the employment agreement, substantially in the form attached hereto as Exhibit A, to be entered into by and between the Company and Doug McCarron.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental Law” means all Applicable Laws relating to pollution or occupational health or safety or protection of human health or the environment.

 “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, business, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“ERISA” means the federal Employee Retirement Income Security Act of 1974, as amended.

“GAAP” means generally accepted United States accounting principles in effect as of the Closing Date applied on a consistent basis with the past practice of the Company.

“Government Contract” means any contract or other legally binding commitment (excluding Government Contract Bids) with a Governmental Authority or any Person, including a prime contractor or a higher tier subcontractor to a Governmental Authority, for the manufacture or sale of products or the provision of services by the Company for or to a Governmental Authority.

“Government Contract Bids” means quotations, bids and proposals for awards of new Government Contracts applicable to the Business made by the Company for which no award has been made and for which the Company believes there is a reasonable prospect that such an award to the Company may yet be made.

“Governmental Body” means any nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; any federal, state, local, municipal, foreign or other government; any governmental or quasi-

governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); any multi-national organization or body; or and individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Hazardous Materials” means those substances, whether waste materials, raw materials, finished products, co-products, byproducts or any other materials or articles or constituents thereof which (from use, handling, processing, storage, emission, disposal, spill, release or any other activity or for any other reason) are regulated by, form the basis of liability under, or are defined as a contaminant, pollutant, dangerous, designated or controlled substance product, solid or hazardous waste, hazardous substance, or toxic substance under any Environmental Law.

“Income Tax” means any federal, state, local, foreign or other Tax based on or measured by reference to net income.

“Income Tax Return” means any Tax Return relating to Income Tax.

“Indebtedness” of any Person means, without duplication, (a) all outstanding indebtedness of such Person for borrowed money or the deferred price (including earnout or similar obligations) of property or services (other than trade payables incurred in the Ordinary Course of Business which are not more than 90 days past due), (b) all outstanding indebtedness of such Person evidenced by a note, bond, debenture or similar instrument, (c) all unreimbursed amounts drawn under letters of credit issued for the account of such Person, (d) all capital lease obligations as determined in accordance with GAAP, (e) all issued but uncashed checks outstanding as of the Closing Date, (f) all fees, premiums, penalties or expenses associated with the prepayment of any indebtedness, including interest rate swap breakage costs, (g) interest accrued on any of the foregoing; (h) all guaranties of any of the foregoing, in each case constituting a Liability of the Company; and (i) obligations of the type referred to in clauses (a) through (g) of this definition with respect to other Persons secured by any Encumbrance on a property or asset of the Company.

“Intellectual Property Rights” means all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (a) patents and patent applications; (b) registered or unregistered trademarks, service marks, trade dress rights, trade names, Internet domain names, identifying symbols, logos, and including all goodwill associated with the foregoing; (c) copyrights, mask work rights, works of authorship and moral rights; and (d) confidential and proprietary information, or non-public processes, designs, specifications, technology, know-how, techniques, formulas, invention disclosures, inventions, concepts, trade secrets, discoveries, ideas, research and development, compositions, manufacturing and production processes, technical data and information, customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals.

“International Trade Law” means any of the following (a) any Laws concerning the importation of merchandise, including but not limited to those administered by the U.S. Customs and Border Protection or the U.S. Department of Commerce, (b) any Laws concerning the exportation or re-exportation of products (including technology and services), including but not limited to those administered by the U.S. Department of Commerce’s Bureau of Industry and Security or the U.S. Department of State’s Directorate of Trade Controls, (c) any Laws concerning economic sanctions, including but not limited to those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, (d) any Laws concerning anti-corruption or anti-bribery, including but not limited to the Foreign Corrupt Practices Act, or (e) any Law regulating a similar subject matter.

“IRS” means the Internal Revenue Service.

“Knowledge of Sellers” and “To Sellers’ Knowledge” and similar phrases mean to the actual knowledge of Doug McCarron or Glen Wedll after Due Inquiry.

“Labor Matter” means any organized labor strike, material dispute, material slowdown or material stoppage, or collective bargaining or unfair labor practice claim.

“Liability” means any obligation or liability of any nature (including any known, unknown, undisclosed, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), absolute or contingent, accrued or unaccrued, mature or unmatured, due or to become due, regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Material Adverse Effect” means any event, change, development or occurrence that, either individually or in the aggregate with all other such events, changes, developments or occurrences, has had a material adverse effect on the historical operations, business, financial condition, liabilities, properties or assets of the Company taken as a whole, other than any event, change, development or occurrence arising out of or relating to (a) the economy, political or financial markets in general; (b) changes in the industries in which the Company operates; (c) changes in Applicable Laws or GAAP; (d) the announcement of this Agreement or the Contemplated Transactions; (e) the taking of any actions contemplated by this Agreement or any other Transaction Agreement; or (f) acts of terrorism, war or other outbreak of hostilities.  When determining whether a Material Adverse Effect exists with respect to the Company, the parties acknowledge that such determination shall be made from the perspective of a reasonable person in the Company’s position.

“Material” or “Materially” (whether or not capitalized throughout this Agreement) means with respect to the consequences of any fact or circumstance (including the occurrence or non-occurrence of any event), that such fact or circumstance has caused, is causing, or may cause, directly, indirectly, or consequentially, singly or in the aggregate with other facts and circumstances, (i) any damages or losses in excess of Seventy Five Thousand Dollars ($75,000) or (ii) a right to obtain injunctive relief or Material Contract termination.

“Matter” means any claim, demand, dispute, action, suit, examination, audit, Proceeding, investigation, inquiry or other similar matter.

“Net Working Capital” means (a) the “current assets” of the Company, minus (b) the “current liabilities” of the Company; in each case calculated as set forth on Schedule 1.1 using accounting principles, methodologies and practices consistent with GAAP, unless otherwise consistent with classifications and methodologies used to prepare the Company’s audited financial statements, subject to an appropriate adjustment for the payment of all Closing Indebtedness and Transaction Expenses of the Company at Closing.  Schedule 1.1 attached hereto is a pro forma example of the calculation of the Working Capital.

“Noncompete Agreements” mean separate confidentiality, non-solicit, non-hire, and non-competition agreements executed by (i) the Sellers other than Quasha and (ii) the Parent, in the forms attached as Exhibit B.

“Order” means any order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award that has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or any contract with any Governmental Body that has been entered into in connection with any Proceeding.

“Ordinary Course of Business” means the ordinary course of business of the Company consistent with past custom and practice (including with respect to quantity and frequency) and is taken in the ordinary course of the normal, day-to-day operations of the Company.

“Permitted Indebtedness” means that certain capital lease of the Company with Vision Equipment, as described in the Disclosure Schedule.

“Permits” means any permit, license, certificate, franchise, concession, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Applicable Law.

“Permitted Encumbrances” means (a) Encumbrances imposed by Applicable Law related to the sale, transfer, pledge or other disposition of securities, (b) purchase money Encumbrances and Encumbrances securing rental or lease payments, (c) easements, covenants, conditions, reservations, rights of way, and restrictions of record, (d) any zoning or other governmentally established restrictions or encumbrances, (e) pledges or deposits to secure obligations under workers or unemployment compensation laws or similar legislation or to secure public or statutory obligations, (f) mechanic’s, materialman’s, supplier’s, vendor’s or similar Encumbrances arising or incurred in the Ordinary Course of Business, (g) Encumbrances existing with respect to any Permitted Indebtedness, and (h) other Encumbrances incurred in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“Person” means any individual, Entity or Governmental Body.

“Pre-Closing Tax Period” means a taxable year ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that has been commenced, brought, conducted or heard by or before, or that otherwise has involved any Governmental Body or any arbitrator or arbitration panel.

“PTO” means paid time off available to employees of the Company to any Company Benefit Plan, including vacation, sick leave or other paid time off.

“PTO Excess” means, with respect to each employee of the Company, an amount equal to the aggregate value of the accrued but unused PTO for such employee as of the Closing Date in excess of 40 hours.

“Representatives” of a Person shall include:

(a) such Person’s Affiliates, shareholders, members, managers, directors, officers, employees, agents, attorneys, investment bankers, accountants and representatives; and
(b) all shareholders, directors, officers, employees, agents, attorneys, investment bankers, accountants and representatives of each of such Person’s Affiliates.

“Target Working Capital Amount” means One Million One Hundred Thirty-Nine Thousand Six Hundred Ninety-Two Dollars ($1,139,692).

“Tax” or “Taxes” means (a) any and all federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium,

windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind, whether direct or indirect and whether imposed by way of a withholding or a deduction for or on an account of tax, or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (b) any Liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Return” means any return, statement, form, declaration, report, disclosure, estimate, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Agreements” mean this Agreement, the Employment Agreement and the Noncompete Agreements.

“Transaction Expenses” means, with respect to Sellers, all fees, costs and expenses (including all legal fees and expenses incurred by Sellers, all fees and expenses payable by Sellers to any broker or finder, and all fees and expenses of any audit firm, investment banking firm or accountant, all to the extent incurred by Sellers) that have been incurred by Sellers in connection with the Contemplated Transactions on behalf of or for the benefit of Sellers.

“Transition Services Agreement” means the transition services agreement, substantially in the form attached hereto as Exhibit C, to be entered into by and between the Company and the Parent.

1.2      Additional Defined Terms.  In addition to the definitions set forth in Section 1.1, for purposes of this Agreement (including the Disclosure Schedule) the following terms have the meanings set forth in the Section referenced in the following table:

Defined Term	Section
Actual Working Capital Amount	2.6(a)
Agreement	Introduction
Assets	3.16
Claim Notice	7.4
Claimant	7.4
Claimed Amount	7.4(c)
Closing	2.3

Defined Term	Section
Closing Date	2.3
Closing Balance Sheet	2.6(a)
Closing Financial Statements	2.6(a)
Company Benefit Plan	3.13
Company Insurance Policies	3.21
Current Government Contracts	3.20
Indemnification Cap	7.1(b)
Indemnification Deductible	7.1(b)
Indemnified Party	7.6
Indemnifying Party	7.5
Indemnitee	7.5
Indemnitor	7.6
Independent Accountants	2.6(b)
Financial Information	3.9
Lease	3.15
Leased Real Property	3.15
Material Contracts	3.20
Post-Closing Decrease Amount	2.5(c)
Post-Closing Increase Amount	2.5(b)
Purchase Price	2.2
Purchaser	Introduction
Reimbursement Amount	2.8
Sanctioned Country	3.8
Sanctioned Person	3.8
Sanctioned Program	3.8

Securityholder Group	8.2
Sellers	Introduction
Straddle Period	6.3(b)
Tax Controversies	6.3(h)

(Remainder of Page Left Intentionally Blank)

Section 2. Sale and Purchase of Interests.

2.1 Purchase and Sale of Interests.  Subject to the terms and conditions of this Agreement, at the Closing, Sellers shall sell, convey, transfer and assign to Purchaser, and Purchaser shall purchase and acquire, all right, title and interest in and to the Interests, free and clear of all Encumbrances (other than Permitted Encumbrances).

2.2 Purchase Price.  Subject to adjustment in accordance with Section 2.5, the purchase price payable by Purchaser for the Interests shall be Ten Million Five Hundred Thousand U.S. Dollars ($10,500,000) (the “Purchase Price”), payable in accordance with Section 2.4.

2.3 Closing.  Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the Contemplated Transactions shall take place remotely via the electronic exchange of documents and signatures on the Closing Date.  The Closing shall be deemed effective at close of business on the Closing Date.  On the Closing Date, Purchaser shall deliver the Purchase Price as set forth in and payable in accordance with Section 2.4. Subject to the terms and conditions of this Agreement, at the Closing, the following Persons shall deliver or cause to be delivered the following:

(a) The Sellers shall each execute and deliver this Agreement to Purchaser, which shall be construed as the valid and binding assignment and transfer of all right, title and interest of each of the Sellers’ Interests to Purchaser as of the date hereof,

(b) Sellers shall deliver customary payoff letters and evidence reasonably satisfactory to Purchaser that the Encumbrances set forth on the Disclosure Schedules (other than any Permitted Encumbrances) shall have been released (or committed to be released pursuant to the payoff letters) and completed copies of UCC-3 termination statements related to such Encumbrances shall have been filed (or committed to be filed pursuant to payoff letters),

(c) Sellers shall deliver an estoppel certificate from the landlord of the Leased Real Property in form and substance reasonably satisfactory to Purchaser,

(d) Sellers shall deliver a written statement (the “Seller Closing Statement”) setting forth (i) the Closing Indebtedness, (ii) the Change of Control Obligations, (iii) the Transaction Expenses of the Company, and (iv) wire instructions for the payments to be made pursuant to Section 2.4,

(e) Sellers shall deliver a certificate of insurance for “run-off” or “tail” D&O insurance policy with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the Transactions),

(f) Sellers shall deliver written resignations, effective as of the Closing Date, of all Company officers and the manager of the Company (but not as employees),

(g) Seller shall deliver a certificate of the Secretary of Company certifying, (i) as complete, accurate and in effect as of the Closing, (A) attached copies of Purchaser’s Charter Documents, and (B) a certificate of good standing or existence of the Company issued as of a date not more than thirty (30) days prior to the Closing Date by each of the Florida Secretary of State and the Minnesota Secretary of State,

(h) a certificate of the Secretary of Quadrant certifying, (i) as complete, accurate and in effect as of the Closing, (A) attached copies of Quadrant’s Charter Documents, (B) all requisite resolutions or actions of Quadrant’s board of directors approving the execution and delivery of this Agreement, the other Transaction Agreements and the consummation of the Contemplated Transactions, and (ii) as to the incumbency and signatures of the officers of Quadrant executing this Agreement and any other Transaction Document or other document, certificate or instrument relating to the Contemplated Transactions,

(i) a certificate of the Secretary of Purchaser certifying, (i) as complete, accurate and in effect as of the Closing, (A) attached copies of Purchaser’s Charter Documents, (B) all requisite resolutions or actions of Purchaser’s board of directors approving the execution and delivery of this Agreement, the other Transaction Agreements and the consummation of the Contemplated Transactions, and (ii) as to the incumbency and signatures of the officers of Purchaser executing this Agreement and any other Transaction Document or other document, certificate or instrument relating to the Contemplated Transactions

(j) Purchaser shall pay in full the Purchase Price by making the payments specified in Section 2.4,
(k) The Buyer and Parent shall enter into the Transition Services Agreement,
(l) The appropriate parties shall enter into the Transaction Agreements, and

(m) The parties shall execute and deliver any other instruments, documents and certificates that are required to be delivered pursuant to this Agreement or as may be reasonably requested by either party to consummate the Contemplated Transactions.

2.4 Payment of Purchase Price. The Purchase Price shall be paid at Closing as follows:

(a) The Closing Indebtedness Payoff Amount, if any, shall be delivered by Purchaser (on behalf of Sellers) in immediately available funds in accordance with the pay-off letters from the holders of Closing Indebtedness;

(b) The Transaction Expenses of the Company and the Change of Control Obligations shall be delivered by Purchaser (on behalf of Sellers) in immediately available funds for deposit in accounts designated in the Seller Closing Statement; and

(c) An amount equal to the Purchase Price less the amounts specified in clauses (a) and (b) of this Section 2.4 shall be delivered by Purchaser by wire transfer of immediately available funds for deposit in the accounts designated in writing by Sellers in the Seller Closing Statement.

2.5 Working Capital Adjustment.
(a) The Purchase Price shall be subject to adjustment following the Closing in accordance with this Section 2.5 and Section 2.6.

(b) If the Actual Working Capital Amount is greater than the Target Working Capital Amount, then the Purchase Price shall be increased by the amount by which the Actual Working Capital Amount exceeds the Target Working Capital Amount (the “Post-Closing Increase Amount”), and the Post-Closing Increase Amount shall be paid by Purchaser, within five (5) Business Days of the Post-Closing Increase Amount becoming final in accordance with Section 2.6, by wire transfer of immediately available funds to Sellers in the same proportions as the Purchase Price payments and to the accounts designated for the Closing by the Sellers.

(c) If the Actual Working Capital Amount is less than the Target Working Capital Amount, then the Purchase Price shall be reduced by the amount by which the Target Working Capital Amount exceeds the Actual Working Capital Amount (the “Post-Closing Decrease Amount”), and the Post-Closing Decrease Amount shall be paid by Sellers, within five (5) Business Days of the Post-Closing Decrease Amount becoming final in accordance with Section 2.6, by wire transfer of immediately available funds to Purchaser to the account designated by the Purchaser.

2.6 Working Capital Adjustment Procedure.

(a) Purchaser shall cause to be prepared the following: (i) a balance sheet of the Company as of the Closing Date (the “Closing Balance Sheet”), and (ii) a calculation of the Working Capital as set forth on the Closing Balance Sheet (the “Actual Working Capital Amount”) (collectively with the Closing Balance Sheet and Actual Working Capital Amount, the “Closing Financial Statements”).  The Closing Financial Statements shall be prepared in conformity with GAAP; provided, however, that the calculation of the Actual Working Capital Amount shall be subject to the principles, methodologies, practices and adjustments reflected in Schedule 1.1.  After the Closing Date, Sellers and the Company’s Representatives shall be permitted reasonable access to review the books, records and work papers of the Company to facilitate the review of the Closing Financial Statements.  In addition, after the Closing Date, Sellers and the Company’s Representatives

may make inquiries and requests of Purchaser and its Representatives with respect to the preparation of the Closing Financial Statements, and Purchaser and its Representatives shall promptly respond to and cooperate with, and Purchaser shall use its commercially reasonable efforts to cause its Representatives to promptly respond to and cooperate with, such inquiries and requests.

(b) Purchaser shall deliver the Closing Financial Statements to Sellers within 60 days following the Closing Date.  If within 30 days following delivery of the Closing Financial Statements, Sellers have not given Purchaser written notice of its objection as to any amounts or calculations set forth on the Closing Financial Statements (which notice shall state in reasonable detail the basis of Sellers’ objection), then the Post-Closing Increase Amount or the Post-Closing Decrease Amount, as applicable, as set forth in the Closing Financial Statements delivered by Purchaser shall be final, binding and conclusive on the parties.  If Sellers duly give Purchaser notice of objection, and if Purchaser and Sellers fail to resolve the issues outstanding with respect to the calculation of the Post-Closing Increase Amount or the Post-Closing Decrease Amount, as applicable, within 30 days of Sellers’ receipt of Sellers’ objection notice, Sellers and Purchaser shall submit the issues remaining in dispute to a mutually acceptable national firm of independent public accountants (the “Independent Accountants”), for resolution; provided, however, that the scope of the Independent Accountants’ review shall be limited to the matters set forth in this Section 2.6 and shall not relate to the determination of the Target Working Capital Amount nor to the appropriateness of the principles, methodologies, practices or adjustments reflected in Schedule 1.1, which the parties have mutually agreed are acceptable.  Purchaser and Sellers agree that any market or business developments after the Closing shall not be taken into consideration and that the status of the Company’s affairs and market circumstances at the time of the Closing shall prevail.

(c) If issues are submitted to the Independent Accountants for resolution, then:
(i) Sellers and Purchaser shall execute any agreement(s) required by the Independent Accountants to accept their engagement pursuant to this Section 2.6;

(ii) Sellers and Purchaser shall promptly furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information relating to the disputed issues as the Independent Accountants may request and are available to that party or its accountants or other agents, and shall be afforded the opportunity to present to the Independent Accountants, with a copy to the other party, any written material relating to the disputed issues;

(iii) the determination by the Independent Accountants, as set forth in a written notice to be delivered by the Independent Accountants to both Sellers and Purchaser, of the Post-Closing Increase Amount or the Post-Closing Decrease Amount, as

applicable, shall be final, binding and conclusive on the parties as of the date of the determination notice sent by the Independent Accountants; and

(iv) Sellers, on one hand, and Purchaser, on the other hand, shall each bear 50% of the fees and costs of the Independent Accountants for such determination, provided,  however, that the engagement agreement(s) referred to in subpart (i) above may require the parties to be bound jointly and severally to the Independent Accountants for those fees and costs, and in the event Sellers or Purchaser pays to the Independent Accountants any amount in excess of 50% of the fees and costs of their engagement, the other party agrees to reimburse Sellers or Purchaser, as applicable, to the extent required to equalize the payments made by Sellers and Purchaser with respect to the fees and costs of the Independent Accountants.

2.7 Allocation of Purchase Price.    Within 120 days of the Closing Date, Purchaser will provide Sellers with a schedule (the “Allocation Schedule”) allocating the Purchase Price (as determined under the Code) among the assets of the Company existing on the Closing Date in accordance with a third party appraisal and Section 1060 of the Code.  If Sellers fail to object to the Allocation Schedule within 15 days of Sellers’ receipt of the Allocation Schedule, then Purchaser and Equityholders agree to allocate the Purchase Price (as determined under the Code) among the assets as set forth on the Allocation Schedule.  If Sellers object in writing to the Allocation Schedule within 15 days of Sellers’ receipt of the Allocation Schedule, then the parties will attempt to agree on the allocation of the Purchase Price among the assets.   If Purchaser and Sellers fail to agree on the allocation of the Purchase Price within 10 days of Purchaser’s receipt of Sellers’ written objection(s), at any time following 10 days of Purchaser’s receipt of Sellers’ written objection to the Allocation Schedule, either party may engage the Independent Accountants to finalize the allocation of the Purchase Price among the assets.  Once engaged, the determination of the Independent Accountants of the allocation of the Purchase Price among the assets will be binding on the parties.  The fees and expenses of the Independent Accountants will be borne equally by Purchaser and Seller.  With respect to the final allocation of the Purchase Price determined in accordance with this Section 2.7, Purchaser and Seller each agree (i) to prepare and file an IRS Form 8594 in a timely fashion in accordance with the rules under Section 1060 of the Code and (ii) that such allocation will be binding on Purchaser and Seller for all Tax reporting purposes.  Any adjustments to the Purchase Price pursuant to this Agreement will be allocated to the assets for which the Purchase Price is adjusted.

2.8 Reimbursement.  The parties acknowledge and agree that the amounts paid by the Company prior to the Closing and described in detail on Section 2.8 of the Disclosure Schedule shall, as and when reimbursed to the Company after the Closing Date, be forwarded to the agent of Sellers within five (5) business days after the date of receipt by the Company of such reimbursement (the “Reimbursement Amount”).  For purposes of clarity, the Reimbursement Amount shall not be construed as an asset of the

Company as of the Closing Date for Net Working Capital or other purposes and shall not be deemed to satisfy any portion of the Purchase Price paid by the Purchaser to the Sellers at the Closing.  The payment of the Reimbursement Amount to the Sellers shall not be subject to any deduction, discount, setoff, recoupment, indemnification right, commission, fee, charge or any other similar action and the Purchaser shall have no claim on the Reimbursement Amount as property of the Company at any time for any reason

Section 3. Representations and Warranties of Sellers Regarding the Company.

Subject to the limitations set forth in Section 7 and elsewhere in this Agreement, Sellers, severally, in the proportions that each of their respective Interests bear to the total of all Interests, and not jointly, represent and warrant to Purchaser as of the Closing Date as follows, except as disclosed or otherwise referred to (i) in the Disclosure Schedule, and (ii) in any of the documents identified in the Disclosure Schedule.

3.1 Good Standing and Limited Liability Company Power of the Company.  The Company has been duly formed and is validly existing and in good standing as a limited liability company under the laws of the State of Florida.  The Company has all requisite limited liability company power and authority to own and operate its property and its assets (other than the property and assets it leases), to lease the property it operates as lessee and to conduct the business in which it is currently, and is currently proposed to be, engaged.  The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the nature of its activities and its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which the failure to so qualify would not be reasonably expected to result in a Material Adverse Effect.

3.2 Capitalization; Title to Interests.
(a) Sellers own all of the Interests of the Company.

(b) The Interests were duly authorized and validly issued, fully paid and non-assessable, and were issued in compliance with all applicable state and federal laws concerning the issuance of securities. The Interests have not been certificated. Sellers have good and valid title to the Interests, free and clear of any Encumbrances, except Permitted Encumbrances.  On the Closing Date, Purchaser will acquire good title to the Interests free of any Encumbrances, except any Encumbrances created by or through Purchaser or any of Purchaser’s Representatives.

(c) There are no outstanding options, warrants, rights (including pursuant to conversion rights or preemptive rights) or agreements for the purchase or acquisition from the Company of any Interests.  There are no agreements to which the Company is a party or by which it is bound with respect to the voting, registration or the sale or transfer of any equity securities of the Company

3.3 Subsidiary/Other Ownership Interest.  The Company does not presently own or control, directly or indirectly, any interest in any other Entity.  The Company is not a participant in any joint venture or partnership other than in respect of its capacity prior to the Closing as a subsidiary of Parent.

3.4 Enforceability.  This Agreement has been duly and validly executed and delivered by each of the Sellers and constitutes, and upon the execution and delivery by Sellers of the Transaction Agreements to which Sellers are a party, such Transaction Agreements shall constitute, legal, valid and binding obligations of Sellers enforceable against each such Seller in accordance with the respective terms of the Transaction Agreements, except as enforceability may be limited by bankruptcy, insolvency, reorganizations, moratorium or other laws affecting creditors’ rights generally, and general equitable principles.

3.5 No Conflicts.  The execution and delivery by each of the Sellers of the Transaction Agreements to which they are a party, the performance of each of their obligations under the Transaction Agreements and the consummation of the Contemplated Transactions do not and shall not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of the Company or a Seller;

(b) violate or conflict with, or result (with or without notice, lapse of time or both) in a violation of or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, result in any material payment becoming due under, result in the imposition of any Encumbrance on any of the properties or assets of the Company under, or otherwise give rise to any right on the part of any Person to exercise any remedy or obtain any relief under any Order or Contract to which the Company is a party or by which the Company is bound or subject, except to the extent such remedy or relief would not be material to the Company; or

(c) conflict with or result in a material violation or material breach of any term or provision of any Applicable Law or Order applicable to the Company or Sellers.

3.6 Governmental Approvals and Consents.  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Body or any Person on the part of Sellers or the Company is required in connection with the consummation of the Contemplated Transactions which has not been obtained prior to the date of this Agreement, except to the extent the absence thereof would not be material to the Company.

3.7 Brokers.  Except as set forth in Section 3.7 of the Disclosure Schedule, neither Sellers nor the Company have retained any broker or finder in connection with any of the Contemplated Transactions.  Neither Sellers nor the Company have incurred or agreed to pay, or taken any other action that would entitle any Person to receive, any brokerage fee, finder’s fee or other similar fee or commission with respect to any of the Contemplated Transactions after the Closing.

3.8 Compliance with Laws and Regulations; Permits.

(a) Except as set forth in Section 3.8(a) of the Disclosure Schedule, the Company is not in breach or violation of, or default under, and has not been in breach or violation of, or default under any Applicable Law, except to the extent such breach or violation would not be material to the Company.    The Company has not in the past five (5) years received any written notice from any Governmental Body that the Company is not in compliance with any International Trade Law or is otherwise under investigation for a potential violation of any International Trade Law.  Neither the Company nor any Affiliates, directors, officers, employees, or agents of the Company have directly or indirectly, overtly or covertly, in violation of any Applicable Law in connection with the Business made, or agreed to make, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person (including, in the case of an individual, any family members of such Person and in the case of an entity, any Affiliates of such entity), regardless of form, whether in money, property or services, including (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or pay for special concessions already obtained for or in respect of the Company, which, in the case of clause (i), (ii) or (iii) above:  (A) would reasonably be likely to subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding, including, without limitation, under The Foreign Corrupt Practice Act of 1997 or any rules or regulations promulgated thereunder, (B) if not given in the past, would have had a Material Adverse Effect, or (C) if not continued in the future, would have a Material Adverse Effect.  Since January 1, 2011, the Company has not, either directly or through a third party acting on its behalf, (I) had any of its assets in a country (a “Sanctioned Country”) that is subject to a sanctions program (a “Sanction Program”) maintained by the U.S. Treasury Department/Office of Foreign Asset Control, the U.S. Treasury Department/Financial Crimes Enforcement Network, the U.S. State Department/Directorate of Defense Trade Controls, the U.S. Commerce Department/Bureau of Industry and Security or the U.S. Justice Department, (II) done business with or derived any of its operating income from investments in or transactions with any individual, entity, group or regime subject to, or specifically designated under, any Sanctions Program (each, a “Sanctioned Person”), (III) used any of its assets to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Country or (IV) violated the USA Patriot Act, the Trading with the Enemy Act or the Iran Threat Reduction and Syria Human Rights Act of 2012.

(b) The Company owns, holds or possesses all material Governmental Authorizations which are necessary to entitle the Company to own or lease, operate and use the Assets and the Leased Real Property and to carry on and conduct the Business as currently conducted.  Section 3.8(b) of the Disclosure Schedule sets forth a list of each material Governmental Authorization of the Company.  Except as disclosed in Section 3.8(b) of the Disclosure Schedule, such Governmental Authorizations are valid and in full force and effect.

3.9 Financial Information.    Set forth in Section 3.9 of the Disclosure Schedule is the unaudited balance sheet of the Company alone as of June 30, 2016 and the related statement of income and retained earnings for the 12-month period then ended (the “Financial Information”).  The Financial Information (a) was prepared in accordance with the books and records of the Company, which books and records are correct and complete in all material respects, (b) has been prepared in accordance with GAAP except as otherwise noted in Section 3.9 of the Disclosure Schedule, and (c) fairly presents, in all material respects, the financial condition of the Company at the date thereof and the results of operations of the Company and changes in financial condition for the period covered thereby.    Except as reflected on, reserved against or otherwise disclosed in the Financial Information, the Company is not subject to any Liability, other than Liabilities that have arisen in the ordinary course of business consistent with past practices since the date of the Financial Information and that individually, or in the aggregate, are not material. To the Knowledge of Sellers, there is no probable or reasonably possible material loss contingency of the Company (within the meaning of the Statement of Financial Accounting Standards No. 5) which is not reflected in the Financial Information. Except as has been reserved against in the Financial Information, all of the inventory recorded in the Financial Information and all inventory of the Company on the Closing Date are in quantities sufficient for use or sale in the ordinary course of business, with such exceptions since the date of the Financial Information as may arise in the ordinary course of business consistent with past practice.  The accounts receivable of Company shown on the Financial Information are valid and have arisen from bona fide transactions in the Ordinary Course of Business consistent with past practice and to the Knowledge of Sellers are expected to be collectible in the Ordinary Course of Business consistent with past practice.

3.10 Indebtedness and Guarantees.  Section 3.10 of the Disclosure Schedule sets forth a correct and complete listing, as of the date of this Agreement, of (i) all Indebtedness of the Company, a listing of the amounts outstanding thereunder, and a listing of all Contracts entered into by the Company in connection therewith and of (ii) all guarantees of performance or payment entered into by the Company, a listing of the amounts at risk thereunder, and a listing of all Contracts entered into by the Company in connection therewith.

3.11 Absence of Certain Changes or Events. Since the date of the Financial Information, (a) the Company has not suffered any event which has had a Material Adverse Effect, and (b) the Company has conducted its business in the ordinary course and in substantially the same manner as conducted during the periods covered by the Financial Information.

3.12 Absence of Litigation.  Except as set forth in Section 3.12 of the Disclosure Schedule:  (a) there is no material Proceeding pending or, to the Knowledge of Sellers, threatened (i) against the Company or any Seller or affecting the Membership Interest, the Assets, the Leased Real Property or the Business or (ii) which seeks to prohibit or restrict consummation of the Transactions, and (b) there is no material Order outstanding (i) against the Company or any Seller or affecting the Membership Interest, the Assets, the Leased Real Property or the Business, or (ii) which seeks to prohibit or restrict consummation of the Transactions.

3.13 Employee Benefit Plans.

(a) Section 3.13 of the Disclosure Schedule lists all Employee Plans that the Company sponsors, maintains, contributes to or is obligated to contribute to, or with respect to which the Company has or may have any material Liability (each, a “Company Benefit Plan”).  Neither the Company nor any organization, trade or business (whether or not incorporated) that is, or at any time in the prior seven years has been, considered a single employer with the Company pursuant to Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) maintains, participates in or contributes to, or has ever at any time within said period of time maintained, participated in or contributed to (i) a material plan subject to Title IV of ERISA; (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA; or (iii) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA.  No Company Benefit Plan is (A) a multiple employer plan within the meaning of Section 413(c) of the Code or (B) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.  Each Company Benefit Plan conforms to and has been operated and administered in material compliance with the Code and applicable Laws.  No Company Benefit Plan is intended to qualify under Section 401(a) of the Code, and the Company has no related trust intended to be exempt under Section 501 of the Code.  Each Company Benefit Plan that is subject to Section 409A of the Code has been operated in material compliance with such section and all applicable regulatory guidance (including notices, rulings and proposed and final regulations).  The Company is not materially delinquent as to contributions or payments to, or in respect of, any of its Company Benefit Plans and all amounts due and payable on or prior to the Closing Date with respect to the portion of the plan year ending on the Closing Date have been paid as of the Closing Date.  No event has occurred and no condition exists with respect to any Company Benefit Plan that has given rise to or may give rise to any fines, penalties, Encumbrances, Taxes or other Liabilities that would be material to the Company.

(b) Neither the Company nor any Company Benefit Plan has any obligation to make any material payment to or otherwise provide any material health, life insurance or other post-termination benefit coverage (whether or not insured) to employees, former employees, directors or consultants of the  Company or other individuals. Each Company Benefit Plan can be freely amended, terminated or otherwise discontinued after the Closing without the consent of participants and without Liability and the Company does not have any express or implied commitment, whether legally enforceable or not, to adopt any new Employee Plan or modify, change or terminate any existing Company Benefit Plan other than as may be required by ERISA or the Code.  Except to the extent not material to the Company, each individual who has rendered services to the Company who has been classified as having the status of an independent contractor, leased employee, consultant or other status other than employee for any purpose is or has been properly characterized as such.  No material claim, Proceeding or other action has been asserted, instituted or, to the Knowledge of Sellers, is threatened or anticipated against any of the Company Benefit Plans (other than routine claims for benefits), any trustee or fiduciaries thereof, the Company (including any subsidiary thereof), any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust of any of the Company Benefit Plans.  No material filing, application or other matter is pending with the IRS, the United States Department of Labor or any other Governmental Authority with respect to any Company Benefit Plan.

(c) Except as specifically set forth on Section 3.13 of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions, or any termination of employment or other event in connection therewith, will or may (i) entitle any current or former employee, director or consultant of the Company to any material payment or benefit (or result in the funding of any such payment or benefit) or result in any forgiveness of indebtedness with respect to any such persons, or (ii) accelerate the time of any material payment, funding or vesting of any compensation, equity award or other benefits, or increase the amount of compensation, equity award or other benefits due to any such employee or former employee, director or consultant. No material amounts payable (individually or collectively and whether in cash or capital stock of the Company) under any of the Company Benefit Plans could reasonably be expected to fail to be deductible for federal income tax purposes by virtue of Sections 404, 162(m) or 280G of the Code.

3.14 Employment and Labor Matters.  Except as set forth on Section 3.14 of the Disclosure Schedule, (a) there are not, and during the past three years there have not been, any Labor Matters pending between the Company, on the one hand, and any of the employees (current or former) or officers of the Company, on the other hand, (b) the Company is not subject to any collective bargaining agreements, (c) to the Knowledge of Sellers, there is no current organization campaign for any union election likely to affect the Company, and (d) no employee has suffered any work related injury that could result in any material Liability to the Company. The Company has not received any correspondence from the Social Security Administration advising of a “no-match” between an employee’s name and social security number.

3.15 Real Property.    The Company does not currently own, and has never owned, any real property.  Section 3.15 of the Disclosure Schedule sets forth a complete list of all real property in which the Company currently has a leasehold or subleasehold interest or other right to use or occupy (the “Leased Real Property”), including a true and correct listing of the addresses thereof and a description of each Contract relating to Leased Real Property (each a “Lease” and collectively, the “Leases”).  With respect to each Lease, (a) the Company has a valid and enforceable leasehold or subleasehold interest in each Leased Real Property free and clear of any material Encumbrances other than Permitted Encumbrances, (b) such Lease is legal, valid, binding and enforceable against the Company and in full force and effect and has not been modified except as provided therein, and the Company has the right of quiet enjoyment of all the Leased Real Property with respect to which it is a lessee for the full term of the related Lease (and any renewal option related thereto) relating thereto, (c) the Company is not in material breach or default under any of said Leases, and, to the Knowledge of Sellers, no event has occurred which, with notice or lapse of time or both (including the consummation of the Transactions), would constitute such breach or default or permit termination, modification or acceleration under such Lease, except to the extent as would not be material to the Company, and (d) true, complete and correct copies of all Leases have heretofore been delivered by the Company to Purchaser.  The plants, facilities, buildings, structures, spur tracks, and other improvements located on the Leased Real Property, including the roofs, plumbing, heating, ventilation, air conditioning, electrical, drainage, sewers, utility supply, road, and irrigation systems are in good working order, free of material defects, damage or casualty loss, and in compliance with applicable Law (including zoning Laws, building codes, set back requirements, and other local ordinances) , except to the extent as would not be material to the Company.  Said improvements are (i) all of the improvements reasonably required to permit the Business to be conducted following the Closing in all material respects as it is currently being conducted, (ii) in materially safe condition suitable for use in the operation of the Business, and (iii) in all material respects adequate and sufficient for the purposes for which they have historically been used, are currently used, are intended to be used, or held for use in the Business.  The Company is not obligated under any outstanding Contract to offer, purchase, acquire, lease, license, sell, assign or dispose of, or to grant or create any Encumbrance on or affecting any material portion of any of the Leased Real Property in favor of any third party.  Except as set forth in Section 3.15 of the Disclosure Schedule, no Person other than the Company has any right to use, lease, sublease, license, possess and/or occupy any material portion of the Leased Real Property and there are no oral or written agreements between the Company and any other Person providing such Person the right to use, occupy or possess all or any material portion of any of the Leased Real Property.  There are no eminent domain proceedings, special assessments, administrative actions, or other taking by any Governmental Authority of any kind pending or, to the Knowledge of Sellers, threatened against the whole or any material part of any Leased Real Property, and to the Knowledge of Sellers, no condemnation, taking, Applicable Law (including but not limited to zoning changes) or other matter which may materially and adversely affect the current or planned use of the Leased Real Property is threatened or contemplated.

3.16 Title to Assets; Sufficiency and Condition of Assets.

(a) The Company has good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of the tangible assets owned by it and reflected in the Financial Information (the “Assets”), free and clear of any Encumbrances (other than Permitted Encumbrances) except for inventory sold in the ordinary course of business since the date of the Financial Information.    The Assets are sufficient for carrying on the Business in its ordinary course.

(b) The Assets are located at the Leased Real Property and are in the possession or control of the Company and no other Person has a right to possession or claims possession of all or any part of the Assets, except for the rights of lessors of leased equipment under their respective Contracts.  Section 3.16(b) of the Disclosure Schedule sets forth a list of all of the tangible personal property included in the Assets with a current depreciated book value of greater than $10,000.  Each such item of tangible personal property included in the Assets is in good operating condition and repair, ordinary wear and tear excepted, and is not in need of maintenance or repairs except for maintenance or repairs which are routine, ordinary and are not material in costs or nature.  The Assets constitute all of the tangible and intangible assets that are required to conduct the Business in a manner, and at levels of activity and productivity, consistent with the manner and levels at which such Business is currently conducted by the Company.

3.17 Taxes.    The Company has never elected to be taxed as a corporation and has been taxed as a partnership for U.S. federal and state income Tax purposes since its inception.  The Company has filed all material federal, state, county and local Tax Returns which are required to be filed prior to the date of this Agreement and has paid all material Taxes which have become due and payable.  All such Tax Returns are complete in all material respects, are materially accurate and disclose all material Taxes required to be paid.  All material amounts for Taxes which have accrued not become due and payable are properly shown as a liability on the Financial Information. To the Knowledge of the Sellers, no claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to taxation by that jurisdiction.  The Company has not requested an extension of time within which to file any Tax Return which has not since been filed.  All material monies required to be withheld by the Company (including from employees for income Taxes and social security and other payroll Taxes) have been collected or withheld, and either paid to the respective taxing authorities, set aside in accounts for such purpose, or accrued, reserved against and entered upon the books of the Company.  No examination or audit of any Tax Return is currently in progress and no Governmental Authority is asserting or, to the Knowledge of Sellers, threatening to assert or expected to assert against the Company any deficiency, proposed deficiency or claim for additional Taxes or any adjustment thereof with respect to any period for which a Tax Return has been filed, for which Tax Returns have not yet been filed or for which Taxes are not yet due and payable.  The Company is not a party to any Contracts that, as a result in whole or in part of this Agreement or the Transactions, would result in any excise Tax on parachute payments under the Code, loss of deductibility of any payment for Tax purposes by reason of Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law), or imposition of any Tax withholding obligations under Section 4999 of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law).   All arrangements that would be considered “deferred compensation” for purposes of Section 409A of the Code are in material compliance with Section 409A of the Code.

3.18 Environmental Matters.  The Company has materially complied with and is in material compliance with all applicable Environmental Laws.  No Hazardous Materials are or have been treated, stored, handled, released, discharged or disposed of at, on or under or migrated onto or from the Leased Real Property, or at, on or from real property formerly owned, leased or operated by the Company, on or prior to the Closing Date in material violation of Environmental Laws or so as to give rise to any material Liability of the Company thereunder. To the Knowledge of the Sellers, the Company has never sent, or arranged for disposal or treatment of, any Hazardous Materials to a facility, site or location which is the subject of any federal, state or local enforcement action or other investigation or which is subject to a claim, an administrative order or other request to take or participate in any response action or to pay for any costs relating to such site.  To the Knowledge of the Sellers, there are no underground storage tanks, landfills, current or former waste disposal areas, polychlorinated biphenyls, asbestos-containing materials or asbestos at or on the Leased Real Property.  The Company has not received any written or oral notice from any Governmental Authority or other Person related to any actual or potential material Liability arising under any Environmental Law or relating to any release of Hazardous Materials into the environment. To the Knowledge of the Sellers, no employee of the Company in the course of his or her employment with the Company has been exposed to any Hazardous Materials, or other substance, generated, produced or used by the Company, in a manner or at levels which could give rise to any material Liability for the Company.  The Company has not agreed to assume, undertake, or provide indemnification for any material Liability (a) at any real property formerly owned, leased or operated by the Company and/or (b) of any other Person under any Environmental Law.  The Company has provided Purchaser with true and correct copies of every report in the Company’s possession or control relating to material environmental conditions at the Leased Real Property or relating to the Company’s material compliance with Environmental Law.

3.19 Intellectual Property.    Section 3.19 of the Disclosure Schedule sets forth an accurate and complete list of all registered Intellectual Property Rights included in the Company Intellectual Property.    The Intellectual Property owned by or licensed to the Company includes all Intellectual Property Rights necessary to enable the Company to conduct the Business in substantially the same manner in which the Business is currently being conducted.  All of the rights of the Company in the Company Intellectual Property are valid and enforceable, except to the extent as would not be material.  The use, practice or other commercial exploitation of the Company Intellectual Property by the Company and the operation of the Business does not infringe, violate, constitute an unauthorized use of or misappropriate any Intellectual Property Rights of any third Person or constitute unfair competition or trade practices under the Laws of any jurisdiction, except to the extent as would not be material.  To the Knowledge of Sellers, no Person is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property, and the Company has not made any such claims against any Person (including employees and former employees of the Company).  No material trade secret or any other non-public, proprietary information material to the Business as presently conducted has been authorized to be disclosed or has been actually disclosed by the Company to any employee or any third Person other than pursuant to a written confidentiality or written non-disclosure agreement restricting the disclosure and use of the Company Intellectual Property.

3.20 Contracts.

(a) Section 3.20 of the Disclosure Schedule sets forth an accurate list of each Contract to which the Company is a party or is bound (collectively, the “Material Contracts”) which: (i) involves performance of services or delivery of goods or materials in excess of $100,000 on an annual basis; (ii) is a Government Contract; (iii) is for material capital expenditures; (iv) is a loan or credit agreement, mortgage, indenture, note or other Contract or instrument evidencing material Indebtedness for borrowed money or any Contract or instrument pursuant to which material Indebtedness for borrowed money may be incurred or is guaranteed; (v) is a Real Property Lease or a lease or sublease of any personal property; (vi) is for the employment or retention of any employee, director, officer or other Person on a full-time, part-time, consulting or other basis; (vii) is a joint venture, partnership or other Contract involving any joint conduct or sharing of any business, venture or enterprise, or a sharing of profits or losses; (viii) contains any covenant or restriction materially limiting the right of the Company to engage in any line of business or to compete (geographically or otherwise) with any Person, granting any material exclusive rights to make, sell or distribute the products of the Company; (ix) contains any covenant or restriction materially limiting the right of the Company to solicit or hire any individuals; or (x) is a material confidentiality or nondisclosure Contract.  Each of the Material Contracts is in full force and effect and constitutes a valid, legal, binding and enforceable right and obligation of the Company and, to the Knowledge of Sellers, the other parties thereto, subject to (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies.  The Company is not in material breach or default under any of the Material Contracts, and, to the Knowledge of Sellers, no other party to any of the Material Contracts has breached or defaulted thereunder, except to the extent any such breach or default would not be material.

(b) All Government Contracts included in the Material Contracts and for which final payment has not yet been received (the “Current Government Contracts”), were legally awarded, are binding on the Company, and are materially in full force and effect.  The Current Government Contracts (or, where applicable, the prime Government Contracts under which the Current Government Contracts were awarded) are, to the Knowledge of Sellers, not currently the subject of bid or award protest Proceedings, and, to the Knowledge of Sellers, no such Current Government Contracts (or, where applicable, the prime Government Contracts under which the Current Government Contracts were awarded) are reasonably likely to become the subject of bid or award protest Proceedings.  The representations, certifications and warranties made by the Company with respect to the Government Contracts or Government Contract Bids, including that the Company was a small business concern and/or was qualified for other preferential treatment status, were accurate in all material respects as of their effective dates. With respect to any multiple award schedule Government Contracts included in the Material Contracts, the Company (i) has not at any time charged the applicable Governmental Authority, prime contractor or higher tier subcontractor a price higher than its commercial customers for equivalent products and services with respect to each such multiple award schedule Government Contract; (ii) has complied in all material respects with the notice and pricing requirements of the price reduction clause in each such multiple award schedule Government Contract and, to the Knowledge of Sellers, there are no facts or circumstances that would reasonably be expected to result in a demand by the applicable Governmental Authority, prime contractor or higher tier subcontractor for a refund based upon the Company’s failure to comply with the price reductions clause, and (iii) has complied in all material respects with all payment requirements of the industrial funding fee in each such multiple award schedule Government Contract and, to the Knowledge of Sellers, there are no facts or circumstances that would reasonably be expected to result in a demand by the applicable Governmental Authority, prime contractor or higher tier subcontractor for additional payment(s) based upon the Company’s failure to comply with the industrial funding fee payments.

3.21 Insurance.  Section 3.21 of the Disclosure Schedule sets forth a complete list of all insurance policies maintained by the Company or relating to the Business (the “Company Insurance Policies”), but excluding any policies of insurance that fund or relate to any Company Benefit Plan.  All premiums currently due and payable under the Company Insurance Policies have been paid.  All Company Insurance Policies are in full force and effect and neither the Company nor any other Person party to the policies are in material breach or default relating to the Company Insurance Policies, and no event has occurred which, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination, modification, or acceleration, under such policies.  To the Knowledge of Sellers, there is no threatened termination of, or material premium increase with respect to, any such policies.  Section 3.21 of the Disclosure Schedule further sets forth, as of the date hereof, an accurate and complete list of all material claims asserted by the Company pursuant to any Company Insurance Policy since January 1, 2014, and describes the nature and status of the claims.  The Company has not failed to give in a timely manner any notice of any material claim that may be insured under any Company Insurance Policy and there are no outstanding material claims which have been denied or disputed by the insurer.

3.22 Warranties and Products Liability.  No material claim against the Company is pending or, to the Knowledge of Sellers, threatened, for return, re-work or repair of products pursuant to any express or implied warranty with respect to its products in excess of the amount specifically reserved for such Liability in the Financial Information.  To the Knowledge of Sellers, no facts exist and no event has occurred that, in either case, forms the basis for any material claim against the Company for products liability, whether in tort or strict liability or on account of any express or implied warranty.

3.23 Affiliate Transactions.  Except (a) for standard confidentiality, assignment of invention and non-competition agreements or employment agreements and (b) as set forth in Section 3.23 of the Disclosure Schedule, neither any present officer, director or shareholder of the Company, or any other Person that, to the Knowledge of Sellers, is an Affiliate of any of the foregoing, is currently a party to any transaction or Contract with the Company.

3.24 Books and Records.  The books and records of Company are true and correct in all material respects and except to the extent not material have been maintained in accordance with applicable Law and good business practice so as to permit the financial statements of the Company to be prepared in accordance with GAAP.  Data processing records, to the extent they contain material and important information that is not easily and readily available elsewhere, have been duplicated, and to the Knowledge of Sellers such duplicates are stored safely and securely pursuant to procedures and techniques utilized by companies of comparable size in similar lines of business.  The data processing equipment, data transmission equipment, related peripheral equipment and software used by the Company in the operation of the Business (including any disaster recovery facility) to generate and retrieve such records are, to the Knowledge of the Sellers, comparable in performance, condition and capacity with those utilized by companies of comparable size in similar lines of business.

3.25 Customers and Suppliers.  Section 3.25 of the Disclosure Schedule lists (a) the 10 largest customers of the Company (based upon aggregate revenues during the fiscal year ending June 30, 2016) and (b) the 10 largest suppliers of the Company (based upon aggregate expenses during).  Except as set forth in Section 3.25 of the Disclosure Schedule, since January 1, 2016, no such customer or supplier has terminated its business with the Company, or to the Knowledge of Sellers indicated to the Company an intent to terminate its business with the Company.  Furthermore, since January 1, 2016, to the Knowledge of Sellers no customer or supplier listed on Section 3.25 of the Disclosure Schedules has notified the Company of a likely decrease in the volume of purchases from or sales to the Company that would have a Material Adverse Effect, or a decrease in the price that such customer is willing to pay for products or services of the Company that would have a

Material Adverse Effect, or an increase in the price that any such supplier will charge for products or services sold to the Company that would have a Material Adverse Effect, or of the bankruptcy, liquidation, or change of control of any such customer or supplier.    Each product manufactured, sold, leased or delivered and each service provided by the Company has, to the Knowledge of Sellers, been in material conformity with all applicable Contracts of the Company and all express and implied warranties, if any, granted by the Company.

Section 4. Representations and Warranties of Purchaser.

Purchaser represents and warrants as of the date hereof and as of the Closing Date as follows:

4.1 Good Standing and Corporate Power.  Purchaser is validly existing and in good standing as a corporation under the laws of the State of Delaware and has all necessary corporate power to execute and deliver this Agreement and to perform its obligations under the Transaction Agreements to which it is a party and to consummate the Contemplated Transactions.

4.2 Access.  Purchaser and its Representatives have been given satisfactory access to the assets, books, records, contracts and management personnel of the Company, and have been given the opportunity to meet with officers and other representatives of the Company for the purpose of investigating and obtaining information regarding the condition (financial or otherwise), operations, business, rights, properties, assets, liabilities and legal affairs of the Company.

4.3 Authorization.  The execution, delivery and performance of this Agreement on behalf of Purchaser have been duly authorized by all necessary action on the part of Purchaser and its board of directors, and no other action on the part of Purchaser is necessary to authorize the execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation of the Contemplated Transactions.  This Agreement has been duly and validly executed and delivered by Purchaser and constitutes, and upon the execution and delivery by Purchaser of such Transaction Agreements, such Transaction Agreements shall constitute, legal, valid and binding obligations of Purchaser enforceable against it in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganizations, moratorium or other laws affecting creditors’ rights generally, and general equitable principles.

4.4 No Conflicts. The execution and delivery by Purchaser of the Transaction Agreements, the performance of its obligations under the Transaction Agreements and the consummation of the Contemplated Transactions, do not:

(a) Conflict with or result in a violation or breach of any of the terms, conditions or provisions of Purchaser’s Charter Documents;

(b) Conflict with or result in a violation or breach of any term or provision of any Applicable Law or Order applicable to Purchaser; or

(c) Conflict with or result in a violation or breach of, or constitute a default under, or require Purchaser to obtain any consent or approval under the terms of, any material contract or license to which Purchaser is a party or by which any of Purchaser’s assets or properties is bound.

4.5 Governmental Approvals and Filings.  No consent, approval or action of, filing with or notice to any Governmental Body on the part of Purchaser is required in connection with the execution, delivery and performance of the Transaction Agreements or the consummation of the Contemplated Transactions.

4.6 Brokers.  Purchaser has not retained any Person to act as a broker or finder or agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Contemplated Transactions.

4.7 Acquisition of Interests. Purchaser is acquiring the Interests for its own account and for investment, and not with a view to, or for sale in connection with, any distribution of any of such Interests.

4.8 Non-Reliance of Purchaser.

(a) PURCHASER HEREBY ACKNOWLEDGES THAT SELLERS ARE NOT MAKING ANY REPRESENTATION OR WARRANTY OTHER THAN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PURCHASER HEREBY ACKNOWLEDGES THAT, EXCEPT TO THE EXTENT EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLERS ARE NOT MAKING ANY REPRESENTATION OR WARRANTY WITH RESPECT TO (A) ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE COMPANY, (B) MERCHANTABILITY, (C) FITNESS FOR ANY PARTICULAR PURPOSE, (D) THE VIABILITY OR LIKELIHOOD OF SUCCESS OF THE BUSINESS OF THE COMPANY, OR (E) ANY OTHER INFORMATION MADE AVAILABLE, WHETHER PURSUANT TO ANY PRESENTATION MADE BY OR ON BEHALF OF THE COMPANY, PURSUANT TO ANY ELECTRONIC OR PHYSICAL DELIVERY OF DOCUMENTATION OR OTHER INFORMATION, OR OTHERWISE, TO PURCHASER, ITS AFFILIATES AND THEIR RESPECTIVE REPRESENTATIVES, AND PURCHASER EXPRESSLY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY.

(b) In connection with Purchaser’s investigation of Sellers, the Company and the business conducted by the Company, Purchaser may have developed or received certain estimates, forecasts, plans and financial projections.  Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, forecasts, plans and financial projections, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, forecasts, plans and financial projections so furnished to it (including the reasonableness of the assumptions underlying such estimates, forecasts, plans, and financial projections), and that Purchaser shall have no claim against Sellers or the Company or any of their Representatives or Affiliates with respect thereto.  Purchaser acknowledges and agrees that Sellers makes no representation or warranty with respect to such estimates, forecasts, plans and financial projections (including any such underlying assumptions).

Section 5. Covenants of Both Parties
5.1 Confidentiality.

(a) After the Closing Date, each of the parties shall hold, and shall use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents, as applicable, to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law, all Confidential Information concerning each of the parties, and,

(b) After the Closing Date, each of the Sellers shall hold in confidence, unless required to disclose by judicial or administrative process or by other requirements of Applicable Law, all Confidential Information regarding the Company, except to the extent that such Confidential Information can be shown to have been (i) previously known on a non-confidential basis by one or more Sellers; (ii) in the public domain through no fault of Sellers or any other Person other than Purchaser; (iii) independently developed by one or more Sellers without reliance on such Confidential Information; or (iv) received from a third party without breach of any duty of confidentiality by such third party; provided,  that Parent, Sellers and the Company may disclose such Confidential Information to the Company’s officers, managers, employees, accountants, counsel, consultants, advisors and agents, as applicable, in connection with (i) the transactions contemplated by this Agreement so long as such Persons are informed by Parent, Sellers or the Company of the confidential nature of such Confidential Information and are directed by Parent, Sellers or the Company to treat such Confidential Information with due care in order to maintain such confidentially.

(c) In the event any party is required by judicial or administrative process or by other requirements of Applicable Law to disclose the Confidential Information, such party shall, before making such disclosure, give prompt notice thereof to each of the other parties and, to the extent reasonably practicable, provide such reasonable cooperation and assistance as each of the other parties may reasonably request (at such party’s expense) to obtain an appropriate protective order or other appropriate remedy.  In the event that no such protective order or other remedy is obtained, such party shall furnish only that portion of the Confidential Information which it is advised by counsel is legally required to be furnished.

(d) The obligation of each party to hold the Confidential Information shall be satisfied if it exercises the same care with respect to such Confidential Information as it would take to preserve the confidentiality of its own similar information, but in no event less than a reasonable degree of care.

(e) The obligations of each party under this Section 5.1 shall continue indefinitely following the date of disclosure of the Confidential Information.

5.2 Public Announcements.  Neither Purchaser, on the one hand, nor any of the Parent or Sellers, on the other hand, shall issue any press release or make any other public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties; provided, however, that any party may issue a press release or make a public statement with respect to this Agreement or the transactions contemplated hereby if required to do so by a Governmental Body or by Applicable Law.

Section 6. Other Covenants.

6.1 Further Assurances.    At any time and from time to time after the Closing, Sellers and Purchaser shall, at the request of any of the other parties, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments and other documents and perform or cause to be performed such acts and provide such information, as may reasonably be required to evidence or effectuate the Contemplated Transactions or for the performance by Sellers or Purchaser of any of their other respective obligations under this Agreement.

6.2 Access to Records After Closing.  From and after the Closing Date, Purchaser and Sellers and their respective Representatives shall have reasonable access to inspect and copy all books and records relating to the Company as of or before the Closing Date that the other parties hereto or their respective Representatives may retain after the Closing Date subject to the obligations of Confidentiality in Section 5.1.  The access of Sellers and their respective Representatives shall solely be for the purpose of responding to an audit by a Governmental Body or as necessary to respond to shareholder litigation. Such access shall be afforded by the party maintaining such records upon receipt of reasonable advance notice and during normal business hours.  Nothing contained in this Section 6.2 shall require Purchaser or the Company to retain any books or records longer than such books or records would otherwise have been retained in the Ordinary Course of Business but for the Contemplated Transactions; provided, however, that if the party maintaining such records shall desire to dispose of any of such books and records, such party shall, prior to such disposition, give the other party hereto a reasonable opportunity, at such other party’s expense, to segregate and remove such books and records as such other party may select.

6.3 Tax Matters.

(a) Sellers shall be liable and shall indemnify Purchaser for all Taxes imposed on or with respect to the Company or the Interests relating to any Pre-Closing Tax Period (including, the portion of any Straddle Period for a Pre-Closing Tax Period) for which Sellers are liable, but only to the extent such Taxes exceed the amount, if any, reserved as a liability for the specific type of Tax for such indemnity right as shown on the Closing Balance Sheet and taken into account as a liability for the specific type of Tax for such indemnity right for purposes of the Actual Working Capital Amount.

(b) In the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based upon or measured by income, receipts or payroll for the Pre-Closing Tax Period will be determined based upon an interim closing of the books as of the Closing Date; provided, however, that any Closing Date Tax Benefits will be treated as being allocable to the portion of the Straddle Period ending on the Closing Date.  The amount of Taxes other than Taxes based upon or measured by income, receipts or payroll for a Straddle Period which relate to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c) The Sellers and Purchaser acknowledge and agree that (i) as a result of Purchaser’s acquisition of the Interests as contemplated by this Agreement, the Company shall terminate as a partnership for U.S. federal Income Tax purposes pursuant to Code Section 708(b)(1)(B) and Purchaser’s acquisition of the Interests shall be treated by Purchaser as an acquisition of the Company's assets and by the Sellers as the sale of the Interests in accordance with IRS Revenue Ruling 99-6 (Situation #2) for U.S. federal and, unless required by applicable Tax law, any applicable state and local Income Tax purposes.  The Purchase Price will be allocated in accordance with Section 2.7.

(d) Sellers shall, at their own expense, prepare or cause to be prepared drafts of all Pre-Closing Tax Period Income Tax Returns with original due dates (without extension) after the Closing Date.  Sellers shall deliver a draft of each such Pre-Closing Tax Period Income Tax Return to Purchaser not later than thirty (30) days prior to the due date (taking into account any extensions) of such Income Tax Return for Purchaser’s review and comment.  Purchaser shall provide any comments Purchaser may have to such draft Income Tax Returns within ten (10) days of its receipt of such Income Tax Return.  Sellers and Purchaser agree to consult and attempt to resolve in good faith any disputes they may have with respect to the contents of any such draft Income Tax Return.  If Purchaser does not object in writing to any draft Income Tax Return within such ten (10)

day period, then Purchaser shall be deemed to have agreed to such draft Income Tax Return and Sellers may file such Tax Return.  If Sellers and Purchaser are unable to resolve any objection(s) by either party to any Income Tax Return for a Pre-Closing Tax Period within five (5) calendar days prior to the due date of the applicable Income Tax Return, then Sellers shall file or cause to be filed such Income Tax Returns on the basis determined by Sellers and engage the Independent Accountant to make a final determination with respect to the item(s) to which the parties do not agree.  The Independent Accountant’s conclusions with respect to the item(s) shall be conclusive and, if applicable, Sellers shall amend the applicable Tax Return, modified for the items determined by the Independent Accountant that are not consistent with the Tax Return that was originally filed.  The fees and expenses of the Independent Accountant shall be paid by the party whose Tax Return shows the largest discrepancy in Tax liability from the amount of Taxes due on the Tax Return as filed based on the Independent Accountant’s conclusions.

(e) Purchaser shall, at its expense, prepare or cause to be prepared drafts of (i) all Pre‑Closing Tax Period Tax Returns of the Company that are filed after the Closing Date other than Pre-Closing Tax Period Income Tax Returns prepared by Seller pursuant to paragraph (d) above, and (ii) all Straddle Period Tax Returns of the Company; provided, however, that such draft Pre‑Closing Tax Period Tax Returns and Straddle Period Tax Returns shall be prepared in a manner consistent with Applicable Law.  At least ten (10) days prior to the due date (taking into account any extensions) of such Pre‑Closing Tax Period Tax Returns or Straddle Period Tax Returns prepared by Purchaser, Purchaser shall deliver such draft Tax Returns to Sellers for review and comment.  Sellers shall provide any comments Sellers may have to such draft Pre‑Closing Tax Period Tax Returns or Straddle Period Tax Returns, as applicable, within five (5) days of Sellers’ receipt of such draft Pre‑Closing Tax Period Tax Returns or Straddle Period Tax Returns, as applicable. If Sellers do not object in writing to any such draft Tax Return within such five (5) day period, then Sellers shall be deemed to have agreed to such draft Tax Return and Purchaser may file or cause to be filed such Tax Returns.  Sellers and Purchaser agree to consult and attempt to resolve in good faith any disputes they may have with respect to the contents of any such Tax Return.  If Sellers and Purchaser are unable to resolve any objection(s) by either party to any Tax Return for a Pre-Closing Tax Period or Straddle Period within five (5) calendar days prior to the due date of the applicable Tax Return, then Purchaser shall file or cause to be filed such Tax Returns on the basis determined by Purchaser and engage the Independent Accountant to make a final determination with respect to the item(s) to which the parties do not agree.  The Independent Accountant’s conclusions with respect to the item(s) shall be conclusive and, if applicable, Purchaser shall amend the applicable Tax Return, modified for the items determined by the Independent Accountant that are not consistent with the Tax Return that was originally filed.  The fees and expenses of the Independent Accountant shall be paid by the party whose Tax Return shows the largest discrepancy in Tax liability from the amount of Taxes due on the Tax Return as filed based on the Independent Accountant’s conclusions.

(f) Without the prior written consent of Sellers, neither Purchaser nor the Company shall amend any Tax Return of the Company for a Pre-Closing Tax Period (excluding Straddle Periods) or waive any limitations period with respect to such Tax Returns.

(g) Any Tax refunds that are received by the Company that are attributable to a Pre-Closing Tax Period shall be for the account of Sellers, and the Company shall pay such Tax refund to Sellers as soon as practicable after actual receipt, but only to the extent that such refund was not taken into account as an asset shown on the Closing Balance Sheet and taken into account as an asset for purposes of the Actual Working Capital Amount.

(h) Purchaser shall have the right to control any Tax audits, Tax disputes or administrative, judicial or other proceedings (“Tax Controversies”) with respect to the Company; provided, however, that in the case of any Tax Controversy that relates exclusively to any Taxes that could give rise to a liability of Sellers under this Agreement for Pre-Closing Tax Periods, Sellers may participate in such Tax Controversy at Sellers’ expense, and Purchaser shall not enter into any agreement that represents a final determination of the matter for any period for which Sellers have liability under this Agreement without Sellers’ consent, which consent shall not unreasonably be withheld.  Sellers shall execute, or cause to be executed, powers of attorney or other documents reasonably necessary to enable Purchaser to take all actions desired by Purchaser with respect to Tax Controversies.

(i) In the event Purchaser, the Company or any Affiliate of Purchaser or the Company receives any material document with respect to the Tax matters of the Company or the Interests that could cause the Sellers to be liable to Purchaser under this Agreement for Pre-Closing Tax Periods, or Sellers or any Affiliate of Sellers receives any material document with respect to the Tax matters of the Company or the Interests, the party receiving such document shall supply a copy of such document to the potentially affected party; provided that, a failure by a party to supply notice shall not affect the rights or obligations of such party.  For this purpose, such Tax documents shall include requests for information, notices of proposed adjustments, revenue agent’s reports or similar reports and notices of deficiency.  Any information provided or obtained under this Section 6.3(i) to Sellers shall be kept confidential by Sellers, except as may otherwise be necessary in connection with the filing of a Tax Return, refund claims, Tax audits, Tax claims or Tax Controversies or as required by Applicable Law.

(j) Purchaser and Sellers shall cooperate with the other party, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Sellers and Purchaser agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by Purchaser or Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.

(k) Purchaser and Sellers agree, upon written request of the other party, to use their reasonable efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(l) All transfer (including real estate transfer), documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement will be borne by Sellers, and the parties will cooperate to file or cause to be filed all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees if required by Applicable Law.

6.4 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Closing Date, Purchaser agrees that it will not amend the Charter Documents of the Company in existence on the date hereof and listed in Section 6.4 of the Disclosure Schedule for a period of six (6) years after the Closing Date as those Charter Documents relate the provisions regarding elimination of liability of directors and managers, indemnification of officers, directors, managers and employees.  Quadrant will obtain as of the Closing Date a “run-off” or “tail” D&O insurance policy with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the Transactions).  Such policy will have a claims period of six (6) years from the Closing Date and will provide for at least the same coverage and amounts as the current policy of D&O liability insurance maintained for the Company immediately prior to the Closing Date.

(b) If Purchaser or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each case, proper provisions shall be made so that the successors and assigns of Purchaser shall assume the obligation not to amend the Charter Documents set forth in this Section 6.4.

6.5 Release. Effective as of the Closing, each Seller hereby releases, waives, and forever discharges the Company from any and all losses, damages, Liabilities,

obligations, assessments, Proceedings, claims or demands, judgments, penalties, Encumbrances, actions or causes of action, including costs, expenses and fees (including without limitation, reasonable attorneys’ fees and expert witness fees incurred in connection therewith) whatsoever, whether known or unknown, suspected or unsuspected, contingent or absolute, both at law and in equity, which Seller or such Equityholder now has, has ever had or may hereafter have against the Company arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date.  Notwithstanding anything herein to the contrary, nothing contained in this Section 6.5 will operate to discharge, release or waive the obligations, covenants and agreements of Purchaser arising under this Agreement and the Transaction Agreements contemplated hereby.

Section 7. Indemnification and Related Matters.
7.1 Indemnification by Sellers.

(a) After Closing and subject to the limitations set forth in this Section 7 and elsewhere in this Agreement, Sellers shall indemnify and hold harmless Purchaser, the Company and their respective Affiliates (collectively, the “Purchaser Indemnified Parties”) from any Damages incurred by the Purchaser Indemnified Parties arising out of, relating to or resulting from any of the following: (i) any inaccuracy in or breach of any representation or warranty of Sellers set forth in Section 3,1,  3.2,  3.3,  3.4,  3.5,  3.6, or 3.7 (the “Fundamental Representations”); (ii) any Closing Indebtedness, Change of Control Obligations, and Transaction Expenses of the Company not included in Sellers Closing Statement; and (iii) any breach of any covenant of Sellers or of any representation or warranty of Sellers set forth in Section 3.17 (the “Tax Representations”).  Any and all such indemnification by each Seller shall be proportionate with respect to each such Seller by reference to the percentage of Membership Interests as set forth on Schedule A attached hereto.

(b) The aggregate liability of Sellers under Section 7.1(a)(i) shall not exceed the Purchase Price.
(c) There shall be no indemnification obligations of Sellers under this Agreement other than as set forth in Section 7.1(a).

7.2 Indemnification by Purchaser.  After Closing and subject to the limitations set forth in this Section 7 and elsewhere in this Agreement, Purchaser shall indemnify Sellers against any Damages that Sellers actually incurs as a direct result of (a) any breach by Purchaser of any representation or warranty of Purchaser set forth in Section 4; or (b) any breach of any covenant of Purchaser.

7.3 Expiration of Representations, Warranties and Covenants.

(a) All of the representations and warranties of Sellers except the Fundamental Representations and the Tax Representations set forth in this Agreement shall terminate and expire, and shall cease to be of any force or effect at 10:00 a.m. (New York time) upon the last day of the Claim Period, and all Liability of Sellers and Purchaser with respect to such representations and warranties shall thereupon be extinguished.

(b) The Tax Representations shall terminate and expire 60 days after expiration of the applicable statute of limitations taking into account any tolling periods and other extensions.
(c) The representations and warranties in Sections 3.3, 3.5, 3.6 and 3.7 shall survive until the third anniversary of the Closing Date.
(d) The representations and warranties in Sections 3.1, 3.2 and 3.4 shall survive indefinitely.

(e) Covenants contemplating or involving actions to be taken, or obligations in effect, after Closing, will survive the Closing and will continue in full force and effect after the Closing in accordance with their terms.

(f) If either party hereto delivers a Claim Notice based on a breach of or misrepresentation concerning a representation or warranty, then the applicable representation or warranty will survive until, but only for purposes of, the resolution of the matter covered by such notice.

7.4 Indemnification Claims.  If either party hereto (the “Claimant”) wishes to assert an indemnification claim against the other party hereto, the Claimant shall deliver to the other party a written notice (a “Claim Notice”) setting forth:

(a) the specific representation and warranty or covenant alleged to have been breached by such other party;
(b) a detailed description of the facts and circumstances giving rise to the alleged breach of such representation and warranty or covenant; and

(c) a detailed description of, and a reasonable estimate of the total amount of, the Damages actually incurred or expected to be incurred by the Claimant as a direct result of such alleged breach (such amount, the “Claimed Amount”).

7.5 Defense of Third Party Actions.  If either party hereto (the “Indemnitee”) receives notice or otherwise obtains knowledge of any Matter or any threatened Matter that may give rise to an indemnification claim against the other party hereto (the “Indemnifying Party”), then the Indemnitee shall promptly deliver to the Indemnifying Party a written notice describing such Matter in reasonable detail; provided, however, that for the sole purpose of determining whether a Matter or threatened Matter may give rise to an indemnification claim against Sellers within the meaning of this sentence, the limitations set forth in Section 7.1 shall not be taken into account.  The timely delivery of such written notice by the Indemnitee to the Indemnifying Party shall be a condition precedent to any liability on the part of the Indemnifying Party under this Section 7 with respect to such Matter.  The Indemnifying Party shall have the right, at its option, to assume the defense of any such Matter with its own counsel.  If the Indemnifying Party elects to assume the defense of any such Matter, then:

(a) notwithstanding anything to the contrary contained in this Agreement, the Indemnifying Party shall not be required to pay or otherwise indemnify the Indemnitee against any attorneys’ fees or other expenses incurred on behalf of the Indemnitee in connection with such Matter following the Indemnifying Party’s election to assume the defense of such Matter;

(b) the Indemnitee shall make available to the Indemnifying Party all books, records and other documents and materials that are under the direct or indirect control of the Indemnitee or any of the Indemnitee’s Representatives and that the Indemnifying Party considers necessary or desirable for the defense of such Matter;

(c) the Indemnitee shall execute such documents and take such other actions as the Indemnifying Party may reasonably request for the purpose of facilitating the defense of, or any settlement, compromise or adjustment relating to, such Matter;

(d) the Indemnitee shall otherwise fully cooperate as reasonably requested by the Indemnifying Party in the defense of such Matter;
(e) the Indemnitee shall not admit any Liability with respect to such Matter; and

(f) the Indemnifying Party shall have the exclusive right to settle, adjust or compromise such Matter, on such terms as it may deem appropriate, without the consent or approval of the Indemnitee or any other Person.

If the Indemnifying Party elects not to assume the defense of such Matter, then the Indemnitee shall proceed diligently to defend such Matter with the assistance of counsel satisfactory to the Indemnifying Party; provided,  however, that if the Indemnifying Party has agreed to accept Liability for the Matter, the Indemnitee shall not settle, adjust or compromise such Matter, or admit any Liability with respect to such Matter, without the prior written consent of the Indemnifying Party (which consents shall not be unreasonably withheld).

7.6 Subrogation.  To the extent that either party hereto (the “Indemnitor”) makes or is required to make any indemnification payment to the other party hereto (the “Indemnified Party”), the Indemnitor shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnified Party or any of the Indemnified Party’s Representatives may have against any other Person with respect to any Damages, circumstances or Matter to which such indemnification payment is directly or indirectly related.  The Indemnified Party shall permit the Indemnitor to use the name of the Indemnified Party and the names of the Indemnified Party’s Representatives in any transaction or in any Proceeding involving any of such rights or remedies; and the Indemnified Party shall take such actions as the Indemnitor may reasonably request for the purpose of enabling the Indemnitor to perfect or exercise the Indemnitor’s right of subrogation hereunder.

7.7 Exclusivity.  The right of Sellers and Purchaser to assert indemnification claims and receive indemnification payments pursuant to this Section 7 shall be the sole and exclusive right and remedy exercisable by such party with respect to any breach by the other party hereto of any covenant, representation or warranty or otherwise under this Agreement or relating to the Contemplated Transactions except for Matters arising from fraud; and Sellers and Purchaser hereby waive and release any and all other tort claims and causes of action that may be based upon, arise out of or relate to this Agreement or the Contemplated Transactions, or the negotiation, execution or performance of this Agreement (including any tort claim or cause of action not based on fraud which is based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement).

7.8 Characterization of Indemnification Payment. Any payment made pursuant to or in connection with this Section 7 shall be deemed to be an adjustment to the Purchase Price to the extent permitted by Applicable Law.

Section 8. Miscellaneous Provisions.

8.1 Expenses.  Other than as specifically provided in this Agreement: (a) all Transaction Expenses incurred by or on behalf of Purchaser shall be borne and paid exclusively by Purchaser; and (b) all Transaction Expenses incurred by or on behalf of the Company or Sellers shall be borne and paid exclusively by the Company or Sellers at or before the Closing.

8.2 Waiver.  Each of the parties hereto acknowledge and agree, on its own behalf and on behalf of its Representatives and Affiliates that the Company is the client of Wuersch & Gering LLP (“W&G”), that an attorney-client relationship exists between those parties, that Purchaser will not assume, acquire, or become a party to such relationship or any attorney-client privilege, and that after the Closing such privilege shall continue for the exclusive benefit of the Sellers.  After the Closing, it is possible that W&G will represent one or more Sellers (individually, or collectively, the “Securityholder Group”) in connection with any claims made pursuant to this Agreement.  Purchaser and the Company hereby agree that W&G (or any successor) may represent the Securityholder Group in the future in connection with any claims that may be made thereunder pursuant to this Agreement.  W&G (or any successor) may serve as counsel to Securityholder Group in connection with any litigation, claim, or obligation arising out of or relating to this Agreement or the Contemplated Transactions and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation.  Each of the parties hereto acknowledges that such consent and waiver is voluntary, has been carefully considered and the parties have consulted with counsel or been advised they should do so in this connection.

8.3 Disclosure Schedule.  Each section of the Disclosure Schedule qualifies the correspondingly numbered representation and warranty or covenant and any other representation or warranty, if the disclosure is reasonably apparent to such other representation or warranty.  The Disclosure Schedule is qualified in its entirety by reference to specific provisions of the Agreement, and is not intended to constitute, and shall not be construed as constituting, any representation or warranty or covenant of Sellers, except as and to the extent expressly provided in the Agreement.  Inclusion of information in the Disclosure Schedule shall not be construed as an admission that such information is material to Sellers or the Company or their respective assets, liabilities, financial condition, results, business and/or operations.  The fact that any item of information is contained in the Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by the Agreement.  Such information shall not be used as a basis for interpreting the term “material,” “materially” or “materiality” in the Agreement.  References to any document in the Disclosure Schedule do not purport to be complete and are qualified in their entirety by the document itself.  Capitalized terms used but not defined in the Disclosure Schedule shall have the same meanings given them in this Agreement.

8.4 Exclusivity of Agreement.  The parties hereto have voluntarily agreed to define their rights, liabilities, and obligations respecting the subject matter of this Agreement exclusively in contract pursuant to the express terms and provisions of the Transaction Agreements; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in these Transaction Agreements.  Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary acquirer and an ordinary target in an arm’s-length transaction.  The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein) shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies may be further limited or excluded pursuant to the express terms of this Agreement).

8.5 Inurement.  The Agreement inures to the benefit of and is binding upon the Parties and their respective heirs, executors, administrators, successors and permitted assigns.  Except as provided in Section 8.7 and this Section 8.5, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.

8.6 Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of New York (without giving effect to principles of conflicts of law).

8.7 Venue, Jurisdiction and Forum.  Without limiting the generality of any other provision herein (including Section 7.4), any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court sitting in Borough of Manhattan, New York.  Each party to this Agreement:

(a) expressly and irrevocably consents and submits to the personal jurisdiction of each state and federal court sitting in Borough of Manhattan, New York (and each appellate court located in the State of New York) in connection with any such legal proceeding;

(b) agrees that each state and federal sitting in Borough of Manhattan, New York shall be deemed to be a convenient forum; and

(c) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court sitting in Borough of Manhattan, New York, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

8.8 Time of the Essence. Time is of the essence for this Agreement.

8.9 Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly received (a) if given by electronic transmission (including e-mail), when transmitted and the electronic transmission confirmation is given by the recipient to the sender (as to which automated receipt notification shall not be deemed sufficient) if transmitted on a Business Day and during normal business hours of the recipient, and otherwise on the next Business Day following transmission, (b) if given by certified or registered mail, return receipt requested, postage prepaid, three Business Days after being deposited in the US mails, and (c) if given by courier or other means, when received or personally delivered, and addressed as follows

(or at such other address as the intended recipient shall have specified in a written notice given to the other party hereto):

if to Purchaser:

Winchester Electronics Corporation

c/o  Kevin Perhamus

68 Water Street

Norwalk, CT 06854

email: k.perhamus@winchesterelectronics.com

with a copy to:

Parker Poe Adams & Bernstein LLP

301 Fayetteville Street, Suite 1400

Raleigh, North Carolina 27601

Attention: John J. Butler

e-mail: jaybutler@parkerpoe.com

if to Sellers:

Quadrant Metals Technologies LLC

810 Flightline Blvd.

Deland, FL 32724

Attention: Drew M. Kelley, Chief Financial Officer

Doug McCarron

c/o Quadrant Metals Technologies LLC

810 Flightline Blvd.

Deland, FL 32724

Attention: Drew M. Kelley, Chief Financial Officer

Diana Quasha

c/o Quadrant Metals Technologies LLC

810 Flightline Blvd.

Deland, FL 32724

Attention: Drew M. Kelley, Chief Financial Officer

with a copy to (which shall not constitute notice):

Wuersch & Gering LLP

100 Wall Street, 10th Floor

New York, NY 10005

Attention: Travis L. Gering, Esq.

e-mail: travis.gering@wg-law.com

8.10 Table of Contents and Headings.  The table of contents of this Agreement and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

8.11 Assignment.  No party hereto may assign (whether by direct assignment or indirect assignment through a corporate merger or conversion) any of its rights or delegate any of its obligations under this Agreement to any other Person without the prior written consent of the other parties hereto; provided, however, that Purchaser may collaterally assign any or all of its rights and obligations hereunder to any provider of debt financing to it or any of its Affiliates.

8.12 Counterparts; Facsimile Signatures.  This Agreement may be executed in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument.  The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by facsimile or other electronic means shall be deemed to be their original signatures for all purposes.

8.13 Severability.  In the event that any provision of this Agreement, or the application of such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be affected and shall continue to be valid and enforceable to the fullest extent permitted by Applicable Law.

8.14 Entire Agreement.  This Agreement, and the other Transaction Agreements set forth the entire understanding of Purchaser, the Company and Sellers and supersede all other agreements and understandings between those parties relating to the subject matter hereof and thereof.

8.15 Waiver. No failure on the part of any party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

8.16 Amendments. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed on behalf of Purchaser, the Company and Sellers.
8.17 Interpretation of Agreement.

(a) Each party hereto acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in connection with the construction or interpretation of this Agreement.

(b) Whenever required by the context hereof, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation.”

(d) References herein to “Sections” and “Exhibits” are intended to refer to Sections of and Exhibits to this Agreement.

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

This Agreement has been duly executed and delivered by Purchaser and Sellers as of the date set forth above.

PURCHASER:

Winchester Electronics Corporation

By:	/s/ Kevin Perhamus
Name: Kevin Perhamus
Title: President and CEO

SELLERS:

Quadrant Metals Technologies LLC

By:	/s/ Drew M. Kelley
Name: Drew M. Kelley
Title: Chief Financial Officer

/s/ Doug McCarron
Doug McCarron

/s/ Diana Quasha
Diana Quasha

Signature Page of Membership Interests Purchase Agreement

Schedule A

Membership Interests

Member	Units	Percentage of Membership Interests
Quadrant Metals Technologies LLC	12,313	95.72%
Doug McCarron	50.39%
Diana Quasha	500	3.89%
TOTAL	12,863	100.00%

Schedule 1.1

Pro Forma Working Capital Calculation

[Attached]

EXHIBIT A

EMPLOYMENT AGREEMENT

[Attached]

EXHIBIT B

NONCOMPETE AGREEMENTS

[Attached]

EXHIBIT C

TRANSITION SERVICES AGREEMENT

[Attached]

The following schedules and similar attachments have been omitted from the filed Exhibit in reliance upon Regulation S-K 601(b)(2):

Schedule 1.1	Pro Forma Working Capital Calculation. *
EXHIBIT A	Employment Agreement: Form of employment agreement to be entered into by and between the Company and Doug McCarron. *
EXHIBIT B	Noncompete Agreements: Confidentiality, non-solicit, non-hire, and non-competition agreements executed by (i) the Sellers, other than Quasha and (ii) the Parent. *
EXHIBIT C

Transition Services Agreement:  Ancillary agreement to ensure an orderly transition of the business by the seller to the buyer as a condition to consummating the transactions contemplated by the Membership Interest Purchase Agreement. *

* The Issuer hereby undertakes and agrees to furnish supplementally a copy of any of the foregoing omitted schedules and similar attachments to the Commission upon request.